Exhibit 99.1

news release
Encana’s enormous inventory of natural gas resources
more than sufficient to double production in five years
Encana’s highest quality reserves and resources across its 12.7 million net acres in North America hold an estimated 23,000 net drilling locations
Abundant natural gas offers cheaper and cleaner way to fuel North American economic growth
Calgary, Alberta (March 16, 2010) — A new comprehensive and independent assessment of Encana Corporation’s (TSX & NYSE: ECA) North American resource potential has confirmed an enormous inventory of natural gas that is more than sufficient to support doubling the company’s production in the next five years.
“Encana is a new natural gas company for a new natural gas era. Technology breakthroughs have unlocked vast new supplies of affordable, clean-burning natural gas — a century of North American supply that will very likely continue to grow as technologies further develop. This makes natural gas the clear energy choice for our future. Encana has the land, resources, people, technology, culture and financial strength to thrive in the new natural gas era,” said Randy Eresman, Encana’s President & Chief Executive Officer, who is today presenting the company’s new high-growth, margin-maximization strategy to institutional investors at the company’s Investor Day in Calgary.
“In this new energy paradigm, we expect natural gas supply to outpace demand and prices to be lower than recent historical averages. The natural gas game in North America has changed beyond what many imagined just a few years ago. Being a low-cost producer and holding large land positions in the most prolific unconventional natural gas basins, combined with a strong financial position, is more important than ever. That is how we have built our company and now we have confirmed, through external independent evaluation, the enormous resource potential that will underpin a new strategy,” Eresman said.
“It has become increasingly obvious to us that with our financial strength combined with our huge, low-cost inventory of drilling opportunities and our proven capabilities, the greatest value proposition for our shareholders is to deliver a sustainably higher growth rate going forward. We are so convinced of our potential, in fact, that we have set the goal of doubling Encana’s production over the next five years,” Eresman said.
Vast resources sufficient to double daily production
Encana has one of the largest natural gas portfolios in North America — a huge land position of 12.7 million net acres across many of the continent’s most prolific and lowest-cost resource plays, stretching from northeast British Columbia to Texas and Louisiana. The company’s externally evaluated proved reserves are estimated at 12.8 trillion cubic feet equivalent (Tcfe) as of December 31, 2009, sufficient for close to 12 years of production at current rates of about 3 billion cubic feet equivalent per day (Bcfe/d). A recent independent assessment of the company’s resource potential has assigned Encana a low estimate of an additional 16 Tcfe of economic contingent resources, which is more than 120 percent the size of Encana’s proved reserves.
“By their definition, these low estimate economic contingent resources have the same technical certainty of recovery as proved reserves. The key difference is they are contingent on meeting some commercial criteria, which in Encana’s case often comes down to the expectation that the timing of their development exceeds the five-year limit that would normally be used to classify them as reserves,” Eresman said.
Encana Corporation

“Capital discipline has always been central to our decision making when it comes to funding organic growth or high grading our portfolio via acquisitions and divestitures. After years of applying our early entry strategy, often before competitors understood the potential, we have amassed huge contiguous land positions in core areas of many of the continent’s most attractive unconventional plays. Our inventory of economic opportunities is better than ever. We are positioned to grow production profitably, despite a lower price environment, and capture market share from companies with higher cost structures. Encana is committed to increasing the value of every Encana share through capital appreciation and targeting a strong dividend,” Eresman said.
Manufacturing approach and gas factories sustain cost competitiveness and strong returns
Encana has been a leader in creating a manufacturing business approach to the development of unconventional natural gas resources. A focus on continuous technological improvement is key to remaining among the lowest-cost producers. For example, advances in long-reach horizontal drilling, multi-stage hydraulic fracturing and continuous operational optimization have generated a seven-fold increase in the volume of natural gas produced for every dollar invested in the last three years in the Montney play in northeast British Columbia. Some of EnCana’s highest efficiencies are achieved through its gas factories — multiple horizontal wells and centralized production facilities located on a single surface location, or pad. Encana is at the forefront of employing fit-for-purpose rigs, conducting simultaneous operations, leveraging economies of scale with bulk deliveries of sand and steel casing and developing specialized technical staff for this manufacturing process, which helps maximize margins and efficiencies across the company’s resource base.
“We are still in the infancy of optimizing the efficiency of our gas factory approach and further improvements over time will help us maintain our position as one of the industry’s lowest-cost producers,” Eresman said.
Encana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report gas and oil volumes on an after-royalties basis.
Investing an additional $750 million in 2010 to build future production
Encana is increasing its capital investment this year by $750 million as a first step towards production growth. The company is now targeting an exit rate for 2010 of between 3.4 Bcfe/d and 3.5 Bcfe/d. The additional capital increases the company’s total 2010 forecast capital investment to approximately $4.5 billion. About three-quarters of the additional capital is aimed at accelerating Encana’s land retention program in the Haynesville shale play of Louisiana and Texas and to begin to ramp up development activity across the company’s large portfolio of assets.
“We have built Encana with a relentless focus on being a low-cost producer. As we accelerate our growth, we will remain focused on enhancing our innovative, value-driven culture, leveraging technological advancements and increasing our operational efficiencies to maximize margins in all price cycles. Our new, high-growth strategy is designed to capture market share by delivering new supplies at a highly competitive cost,” Eresman said.
Encana 2010 Corporate Guidance

(US$ billions, excluding per share amounts, forecast1)	Range
Cash flow	4.4 – 4.8
Cash flow per share ($ per share diluted)	5.85 – 6.40
Capital investment	4.5
Net Divestitures	0 – 1.0

Total Production 2010 average (Bcfe/d)	3.3

1.	2010 based on NYMEX of $5.75 per Mcf and WTI of $75 per bbl and the US$/C$ at $0.94. Cash flow is non-GAAP. See Note 1 on page 6.
Encana Corporation

Diverse portfolio of natural gas plays sustains core production, fuels high growth rate
Encana’s key resource plays, at various stages of development, represent an attractive and geographically diverse portfolio capable of delivering long-term sustainable growth. On its proved reserves and low estimate economic contingent resources alone, the company has about 23,000 net drilling locations. Under the company’s best estimate for reserves and economic contingent resources, which includes two additional categories, the net drilling location count is estimated to increase to approximately 35,000. Lower growth plays at Jonah in Wyoming and Greater Sierra in B.C. are well positioned to offset natural declines through consistent, steady, long-term development. Advanced projects at East Texas, Piceance in Colorado and Bighorn and the company’s coal bed methane (CBM) properties in Alberta will contribute to incremental growth from well-developed lands containing additional, untapped unconventional formations. Emerging shale and tight gas plays at Haynesville in Louisiana and Montney and Horn River in B.C. contain vast new resources sufficient to support Encana’s growth plans to double the company’s production over the next five years.
Encana’s low supply cost expected to earn strong returns in $6 — $7 price environment
With the new abundance of North American natural gas, Encana expects to add new supplies at an average cost of less than $4 per thousand cubic feet (Mcf), a price sufficient to generate cost of capital returns. Prices at the mid-point of the expected future price range — $6 to $7 per Mcf — generate a very robust return in excess of 40 percent. Encana has built this high-growth, margin-maximization strategy based on historical North American demand growth rates. Higher natural gas demand through widespread adoption of natural gas as the abundant, affordable clear energy choice would generate significant North American economic activity and jobs, as well as improve environmental performance through significant reductions in emissions.
Natural gas — the clear energy choice
Natural gas has an important and expanded role to play in the future energy supply for the continent, addressing both energy security and growing environmental mandates. Recognizing that North American natural gas is now likely to be both more abundant and more affordable, there is an opportunity for natural gas to displace even more coal and imported oil and for it to become a much larger source of energy for power generation and transportation. A secure, affordable domestic energy supply is only one case for expanded natural gas use. It is also the cleanest burning fuel, emitting up to 25 percent less carbon dioxide than gasoline or diesel and is 50 per cent cleaner than coal when used for power generation. Burning natural gas emits virtually no sulphur dioxide, which is a major contributor to smog. Significant reductions in emissions can be achieved by broadly switching to natural gas as a fuel source.
“The rapid and revolutionary technological changes sweeping through North America’s natural gas industry provide extraordinary new opportunities to power our economic growth with abundant, affordable supplies of clean natural gas. Expanding natural gas use will create thousands of jobs and generate new opportunities for public investment. The winners in North America’s emerging natural gas economy will be all of us consumers, who have a cheaper and cleaner fuel to heat our homes, power our computers and fuel our vehicles,” Eresman said.
Encana expands reporting on reserves and resources
To give investors a better understanding of Encana’s asset base and growth potential, the company is today expanding how it reports on its estimates of reserves and resources. For the last number of years, Encana has disclosed proved reserves consistent with U.S. Securities and Exchange Commission (SEC) regulatory requirements. For year-end 2009, Encana also reported proved reserves based on a business case price forecast. Beyond that, Encana believes the additional information published today on its estimates of reserves and resources will give investors a better understanding of the size and quality of the company’s inventory of economic opportunities, and its growth potential. That expanded disclosure includes the proved reserves already reported, plus probable and possible reserves, as well as economic contingent resources.
Economic contingent resources broaden understanding of Encana’s potential
Economic contingent resources are a component of a system of resource characterization defined under both the Society of Petroleum Engineers — Petroleum Resources Management System (SPE — PRMS) and in the Canadian Oil and Gas Evaluation Handbook (COGEH). Increased alignment of reserves and resources definitions over the past few years prompted Encana to engage Independent Qualified Reserves Evaluators (IQREs) to conduct a complete evaluation of Encana’s reserves and economic contingent resources. Encana has always employed IQREs to complete an annual independent external evaluation of its proved reserves. The assessment published today is as of December 31, 2009.
Encana Corporation

Economic contingent resources fall into three categories: low estimate (1C), best estimate (2C) and high estimate (3C). In determining their economic viability, the same commodity price assumptions are applied as estimating proved reserves. These contingent resources are not yet commercial due to contingencies such as the timing and pace of development, or the need for additional infrastructure. The low estimate is the most conservative category and carries with it the greatest degree of confidence — 90 percent — that these resources will be recovered. Encana’s low estimate economic contingent resources are estimated at about 16 Tcfe, which the company believes is more than sufficient to support doubling Encana’s production in five years. Encana’s estimated volumes of reserves and economic resources are outlined in the table below. This robust resource base is concentrated in many of North America’s lowest-cost natural gas basins.
Encana Reserves and Resources (Tcfe) 1

As at Dec. 31, 2009	Estimated reserves			Estimated economic contingent resources
	P1	P2	P3
Play	Proved	Probable	Possible	C1	C2	C3
Haynesville	0.7	1.4	0.9	5.5	8.6	8.1
Cutbank Ridge[2]	1.5	0.6	0.4	2.1	4.3	3.3
Piceance	1.5	1.1	0.7	1.4	2.8	4.4
Greater Sierra[3]	1.2	0.5	0.1	1.3	2.3	3.7
East Texas	0.8	0.4	0.1	1.0	0.4	0.9
CBM	1.5	0.4	0.3	1.5	0.3	0.3
Bighorn	0.8	0.4	0.2	0.5	0.8	0.8
Fort Worth	0.8	0.4	0.2	1.1	0.1	0.1
Jonah	2.2	0.8	0.9	0.6	0.2	0.2
Other	1.8	0.7	0.4	0.9	0.2	0.2

Total	12.8	6.7	4.2	15.9	20.0	22.0

			3P
		2P	Proved +
	1P	Proved +	Probable +	1C	2C	3C
	Proved	Probable	Possible	Low estimate	Best estimate	High estimate
Canada	5.9	8.1	9.4	5.5	13.3	21.3
USA	6.9	11.4	14.3	10.4	22.6	36.6

Total	12.8	19.5	23.7	15.9	35.9	57.9

1.	As of December 31, 2009 employing a business case price forecast: Henry Hub natural gas price of $5.50 per MMbtu for 2010 and $6.50 per MMbtu for 2011 and beyond.

2.	Montney included in Cutbank Ridge.

3.	Horn River included in Greater Sierra.
Continued focus on capital discipline, risk management, financial strength and flexibility
Encana has a strong balance sheet, with 100 percent of its outstanding debt composed of long-term, fixed-rate debt with an average remaining term of more than 13 years. The company has upcoming debt maturities of $200 million in 2010 and $500 million in 2011. At December 31, 2009, Encana had $4.9 billion in unused committed credit facilities. With Encana’s bank facilities undrawn and $2.5 billion of cash and cash equivalents net of current tax obligations on the balance sheet at year-end 2009, the company’s liquidity position is extremely strong. Encana is focused on maintaining its investment grade credit ratings and on capital discipline and financial flexibility. Encana targets a debt to capitalization ratio of less than 40 percent and a debt to adjusted EBITDA ratio of less than 2.0 times.
Encana has hedged approximately 2 Bcf/d of expected 2010 natural gas production at an average NYMEX price of $6.04 per Mcf. In addition, as of March 9, 2010, Encana has hedged approximately 1 Bcf/d of expected production for the calendar years of 2011 and 2012 at an average price of about $6.50 per Mcf. This price hedging strategy increases certainty in cash flow to help Encana meet its anticipated capital requirements and projected dividends. Encana continually assesses its hedging needs and the opportunities available prior to establishing its capital program for the upcoming year.
Encana Corporation

Normal Course Issuer Bid purchases
Encana renewed its Normal Course Issuer Bid (NCIB) program on December 9, 2009. Under the program, the company has used planned divestiture proceeds to purchase for cancellation 6.3 million shares, representing approximately 0.8 percent of the common shares outstanding on November 30, 2009 at an average price of approximately $33.50 per share. As of March 12, 2010, Encana has approximately 745 million shares issued and outstanding. Encana intends to continue redirecting proceeds from planned income-generating divestitures towards share purchases under its NCIB.
Under Encana’s renewed bid the company may purchase for cancellation up to 37.5 million of its common shares, representing about 5 percent of the approximately 751 million common shares issued and outstanding as of November 30, 2009. Purchases of common shares may be made under the renewed bid until December 13, 2010.
Encana refreshes its logo and visual identity
Today the new Encana externally launches a refreshed logo and visual identity that retains the company’s brand equity and captures its new spark — a growth-oriented, pure-play natural gas company focused on applying advanced technology and operational innovation to reduce costs and maximize margins.
“The evolution of our business strategy to become an industry-leading producer of natural gas from unconventional sources is at the foundation of our new brand,” Eresman said.
The new Encana voice articulates natural gas as the clear energy solution for expanded use particularly in the transportation and power generation sectors as it is the clean, abundant and affordable choice. The company name Encana will now be written with a lower case c in text.
Encana Investor Day to detail growth strategy today in Calgary and Thursday in New York City
Encana will hold its 2010 Investor Day today in Calgary, Alberta and on Thursday, March 18, 2010 in New York. Encana’s senior management team will provide investors with an overview of the strategy, performance and outlook for each of the company’s divisions to invited institutional investors, analysts and media. To accommodate a wider audience, the days’ presentations will be webcast. The links are noted below:
Webcast Information
Investor Day — Calgary, Alberta
Date: Tuesday, March 16, 2010
Time: 8:30 a.m. — ~12:45 p.m. MT (10:30 a.m. — ~2:45 p.m. ET)
Webcast URL: http://www.gowebcasting.com/conferences/2010/03/16/investor-day-calgary
Investor Day — New York
Date: Thursday, March 18, 2010
Time: 8:30 a.m. — ~12:45 p.m. ET (6:30 a.m. — ~10:45 a.m. MT)
Webcast URL: http://www.gowebcasting.com/conferences/2010/03/18/investor-day-ny
Both days’ presentations will be webcast live. Please visit Encana’s website at www.encana.com in the Presentations & Events section under Investors to access the URL for the audio webcast as well as the presentation slides. It is recommended that users access the webcast approximately 10 minutes before its scheduled start time. If you are unable to listen to the live webcast, an archive of the days’ presentations will be available within 24 hours of the event and will be available on Encana’s site for approximately 90 days.
Encana Corporation

NEWS MEDIA BRIEFING TODAY
10 a.m. Mountain Time (12 p.m. Eastern Time)
Encana will also host a media briefing on Tuesday, March 16, 2010. Randy Eresman, Encana’s President & Chief Executive Officer and Sherri Brillon, Encana’s Executive Vice-President & Chief Financial Officer, will be available to discuss Encana’s growth plans. The media briefing will be held at 10:00 a.m. MT (12:00 p.m. ET) in the Plaza Room at the Metropolitan Centre, 333-4th Ave. S.W. Media may also participate by dialing (888) 231-8191 (toll-free in North America) or (647) 427-7450. An archived recording of the briefing will be available from approximately 2:30 p.m. ET on March 16 until midnight March 23, 2010 by dialing (800) 642-1687 or (416) 849-0833 and entering passcode 61910953.
Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of prolific shale and other unconventional natural gas developments, called resource plays, in key basins from northeast British Columbia to east Texas and Louisiana. A pure-play natural gas company, Encana is focused on applying advanced technology and operational innovation to reduce costs and maximize margins. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
NOTE 1: Non-GAAP measures
This news release contains references to non-GAAP measures as follows:
•
Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations.

•
Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Debt to capitalization and debt to adjusted EBITDA are two ratios which management uses to steward the company’s overall debt position as measures of the company’s overall financial strength.

•
Adjusted EBITDA is a non-GAAP measure defined as net earnings before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — Encana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Encana by Canadian securities regulatory authorities which permits it to provide certain of such disclosure in accordance with the relevant legal requirements of the U.S. Securities and Exchange Commission (the “SEC”). Some of the information provided by Encana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Encana’s Annual Information Form.
The reserves numbers contained in this news release represent estimates of Encana’s reserves prepared using SEC definitions and standards, applying forecast prices. Encana has used Henry Hub forecast prices of $5.50 per MMbtu for 2010 and $6.50 per MMbtu for 2011 and beyond.
In accordance with SEC definitions, proved reserves are those quantities which can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves, but which, together with proved reserves, are as likely as not to be recovered. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.
Encana Corporation

The estimates of economic contingent resources contained in this news release are based on definitions contained in the Canadian Oil and Gas Evaluation Handbook. Contingent resources do not constitute, and should not be confused with, reserves. Contingent resources are defined as those quantities of petroleum estimated, on a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Economic contingent resources are those contingent resources that are currently economically recoverable. In examining economic viability, the same fiscal conditions have been applied as in the estimation of reserves. There is a range of uncertainty of estimated recoverable volumes. A low estimate is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate, which under probabilistic methodology reflects a 90% confidence level. A best estimate is considered to be a realistic estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate, which under probabilistic methodology reflects a 50% confidence level. A high estimate is considered to be an optimistic estimate. It is unlikely that the actual remaining quantities recovered will exceed the high estimate, which under probabilistic methodology reflects a 10% confidence level.
There is no certainty that it will be economically viable or technically feasible to produce any portion of the volumes currently classified as economic contingent resources. The primary contingencies which currently prevent the classification of Encana’s disclosed economic contingent resources as reserves include the lack of a reasonable expectation that all internal and external approvals will be forthcoming and the lack of a documented intent to develop the resources within a reasonable time frame. Other commercial considerations that may preclude the classification of contingent resources as reserves include factors such as legal, environmental, political and regulatory matters or a lack of markets.
The estimates of various classes of reserves (proved, probable, possible) and of contingent resources (low, best, high) in this news release represent arithmetic sums of multiple estimates of such classes for different properties, which statistical principles indicate may be misleading as to volumes that may actually be recovered. Readers should give attention to the estimates of individual classes of reserves and contingent resources and appreciate the differing probabilities of recovery associated with each class.
In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: estimates of reserves and economic contingent resources and the future economic opportunities that they may provide to Encana; the company’s goal to double Encana’s production over the next five years; the expected development of low estimate economic contingent resources once the contingencies relating to the same are removed; expectation to capture market share from companies with higher cost structures; estimated number of net drilling locations available; additional capital to be invested in 2010; projections contained in the company’s guidance forecasts and the anticipated ability to meet the company’s guidance forecasts; anticipated life of proved reserves; anticipated growth and success of resource plays and the expected characteristics of resource plays; expected returns at different price ranges; potential increases in demand for natural gas for use in transportation and power generation; targeted financial metrics for 2010 and maintenance of the company’s investment grade credit rating; estimates for natural gas prices for 2010 and beyond; capital appreciation and dividend expectations; and projected share purchases under Encana’s NCIB program. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among
Encana Corporation

other things: volatility of and assumptions regarding commodity prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; marketing margins; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to replace and expand gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Forward-looking statements with respect to anticipated production, reserves, resources and company growth, including over the next five years, is based upon numerous facts and assumptions which are discussed in further detail in this news release, including Encana’s current net drilling location inventory, natural gas price expectations over the next few years, production expectations made in light of advancements in horizontal drilling, multi-stage fracture stimulation and multi-well pad drilling, the current and expected productive characteristics of various existing and emerging resource plays, Encana’s estimates of proved, probable and possible reserves and economic contingent resources, expectations for rates of return which may be available at various prices for natural gas and current and expected cost trends. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Forward-looking information respecting anticipated 2010 cash flow for Encana is based upon achieving average production of oil and gas for 2010 of approximately 3.3 Bcfe/d, commodity prices for natural gas of NYMEX $5.75/Mcf, crude oil (WTI) $75 for commodity prices and an estimated U.S./Canadian dollar foreign exchange rate of $0.94 and an average number of outstanding shares for Encana of approximately 750 million.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Encana Corporate Communications
Investor contact:	Media contact:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747
Carol Howes
Advisor, Media Relations
(403) 645-4799
Encana Corporation